SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

Pursuant to Section 15(d) of the
Securities Exchange Act of 1934

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2004

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number: 1-6747

THE GORMAN-RUPP COMPANY 401(k) PLAN

(Full title of the plan)

The Gorman-Rupp Company	305 Bowman Street	Mansfield, Ohio 44903

(Name of the issuer of the securities held pursuant to the plan and the address of its principal Executive office)

******************

The Exhibit Index is located at Page 14.

Page 1 of 15 Pages

REQUIRED INFORMATION

Audited plan financial statements and schedules prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974, as amended, are filed herewith in lieu of the requirements of audited statements of financial condition and audited statements of income and changes in plan equity.

Financial Statements and Exhibits

A)	The following financial statements and schedules (including the report of Ernst & Young LLP) are filed as part of this annual report

1)	Statements of Net Assets Available for Benefits — December 31, 2004 and 2003

2)	Statement of Changes in Net Assets Available for Benefits — Year ended December 31, 2004

3)	Schedule of Assets (Held at End of Year)

4)	Schedule of Reportable Transactions

B)	The following exhibit is filed as part of this annual report:

23)	Consent of Independent Registered Public Accounting Firm

The Gorman-Rupp Company 401(k) Plan

Audited Financial Statements
and Supplemental Schedules

December 31, 2004 and 2003, and
Year Ended December 31, 2004

Report of Independent Registered Public Accounting Firm

The Plan Administrators

The Gorman — Rupp Company 401(k) Plan

We have audited the accompanying statements of net assets available for benefits of The Gorman-Rupp Company 401(k) Plan as of December 31, 2004 and 2003, and the related statement of changes in net assets available for benefits for the year ended December 31, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan’s internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2004 and 2003, and the changes in its net assets available for benefits for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental schedules of assets (held at end of year) as of December 31, 2004, and reportable transactions for the year then ended, are presented for purposes of additional analysis and are not a required part of the financial statements but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in our audits of the financial statements and, in our opinion, are fairly stated in all material respects in relation to the financial statements taken as a whole.

May 20, 2005

The Gorman-Rupp Company 401(k) Plan

Statements of Net Assets Available for Benefits

	December 31
	2004	2003

Assets
Investments, at fair value	$24,632,263	$22,020,711

Receivables:
Employer contribution	49,326	42,415
Participants contribution	222,720	193,806
Accrued interest	11,302	18,331

Total receivables	283,348	254,552

Net assets available for benefits	$24,915,611	$22,275,263

See accompanying notes to financial statements.

The Gorman-Rupp Company 401(k) Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2004

Additions
Investment income:
Net appreciation in fair value of investments	$1,447,400
Interest and dividends	606,314

2,053,714

Contributions:
Participants	1,835,887
Employer	399,003
Rollovers	29,132

2,264,022

Total additions	4,317,736

Deductions
Benefits paid to participants	1,677,388

Net increase	2,640,348

Net assets available for benefits:
Beginning of year	22,275,263

End of year	$24,915,611

See accompanying notes to financial statements.

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements

December 31, 2004 and 2003 and

Year ended December 31, 2004

1. Description of the Plan

The following description of The Gorman — Rupp Company 401(k) Plan (Plan) provides only general information. Participants should refer to the Summary Plan Description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan covering substantially all employees of the Corporate, Mansfield and Industries Divisions of The Gorman — Rupp Company (Company and Plan Administrator) and Patterson Pump Company, a subsidiary of the Company. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

Contributions

Each year, participants may contribute up to 15% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans. Effective August 1, 2000, the Company contributes 40% of the first 4% of compensation that a participant contributes to the Plan.

Upon enrollment, a participant may direct employee contributions in whole increments to any of the investment fund options offered by the Plan. Effective August 1, 2000, employer contributions are restricted to the Gorman-Rupp Company Common Stock Fund. Participants may change their investment options daily.

Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company’s contributions and (b) Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are immediately vested in their contributions plus actual earnings thereon. Participants are also fully vested in the Company contribution portion of their accounts plus actual earnings thereon.

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements (continued)

1. Description of the Plan (Continued)

Participant Loans

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance. Loan terms range from 1-5 years or up to 20 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at the prime rate, as quoted in the Wall Street Journal. Principal and interest is paid ratably through payroll deductions.

Payment of Benefits

Upon retirement, death, or termination of employment, a participant will receive a lump-sum amount equal to the vested value of his or her account.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements have been prepared on the accrual basis of accounting.

Investment Valuation and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices which represent the net asset values of shares held by the Plan at year-end. The Company stock is valued at its quoted market price as of the last business day of the Plan’s year. The participant loans are valued at their outstanding balances, which approximate fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements (continued)

3. Investments

During 2004, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as determined by quoted market prices as follows:

Net
Appreciation
in Fair Value
of Investments
Common stock	$703,577
Shares of registered investment companies	743,823

$1,447,400

Investments that represent 5% or more of the Plan’s net assets are as follows:

	2004	2003

The Gorman-Rupp Company Common Stock*	$8,983,806	$8,110,925
American Century Income and Growth Fund	3,349,382	2,970,697
Armada Money Market Fund	3,301,742	3,133,531
AIM Balanced Fund	1,709,212	1,518,703

*Nonparticipant-directed

4. Nonparticipant-Directed Investments

The Gorman-Rupp Company Common Stock Fund contains participant account balances that are both participant-directed and nonparticipant-directed. Because the fund contains balances that are nonparticipant-directed, the entire fund is considered nonparticipant-directed for disclosure purposes.

Information about the net assets and the significant components of changes in net assets related to nonparticipant-directed investments is as follows:

	December 31
	2004	2003

Net assets:
Investments, at fair value:
The Gorman-Rupp Company Common Stock	$8,983,806	$8,110,925
Contributions receivable	90,421	77,354

	$9,074,227	$8,188,279

The Gorman-Rupp Company 401(k) Plan

Notes to Financial Statements (continued)

4. Nonparticipant-Directed Investments (continued)

Year Ended
December 31,
2004
Changes in net assets:
Contributions:
Participants	$327,407
Employer	399,003

726,410

The Gorman-Rupp Company Common Stock dividends	213,924
Net appreciation in fair value of common stock	703,577
Net transfers to participant directed funds	(73,597)
Distributions to participants	(684,366)

$885,948

5. Administrative Costs

Fees for legal, accounting, asset management, and other services rendered to the Plan are paid by the Company.

6. Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of the investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

7. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated May 14, 2004, stating that the Plan is qualified under section 401(a) of the Internal Revenue Code (Code) and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

The Gorman-Rupp Company 401(k) Plan

EIN #34-0253990    Plan #005

Schedule H, Line 4i — Schedule of Assets

(Held at End of Year)

December 31, 2004

	Description of
	Investment Including
	Maturity Date, Rate
Identity of Issuer, Borrower,	of Interest, Par		Current
Lessor or Similar Party	or Maturity Value	Cost**	Value

The Gorman-Rupp Company Common Stock*	390,586 shares	$4,747,462	$8,983,806
Armada S&P 500 Index Fund*	61,349 shares		639,253
Armada Money Market Fund*	3,301,743 shares		3,301,742
Armada Small Cap Value Fund*	46,433 shares		1,025,706
Armada Government Mortgage Institutional Fund*	104,183 shares		975,155
American Century Income and Growth Fund	109,278 shares		3,349,382
Gabelli Value Fund	24,932 shares		485,924
Janus Fund	18,455 shares		453,449
Janus World Wide Fund	7,348 shares		304,264
AIM Balanced Fund	67,558 shares		1,709,212
White Oak Growth Stock Fund	23,505 shares		800,576
Franklin Small-Mid Cap Growth Fund	31,878 shares		1,088,937
Putnam New Opportunities Fund	10,653 shares		442,420
Barclays Global Fund Lifepath 2000	1,607 shares		17,965
Barclays Global Fund Lifepath 2010	11,401 shares		145,243
Barclays Global Fund Lifepath 2020	7,498 shares		113,890
Barclays Global Fund Lifepath 2030	7,082 shares		105,306
Barclays Global Fund Lifepath 2040	1,362 shares		23,191
Lasalle Income Advantage Fund	248,240 shares		248,240
Cash			4,569
Loan Fund*	At interest rates ranging from
	4.0% to 9.5% with maturity
	dates through 2016		414,033

			$24,632,263

*Indicates party in interest to the Plan.

**Cost is presented for nonparticipant-directed investments only.

The Gorman-Rupp Company 401(k) Plan

EIN #34-0253990    Plan #005

Schedule H, Line 4j — Schedule of Reportable Transactions

Year Ended December 31, 2004

					Current
					Value of
					Asset on
Identity of	Description	Purchase	Selling	Cost of	Transaction	Net
Party Involved	of Asset	Price	Price	Asset	Date	Gain

Category (iii) — Series of transactions in excess of 5% of plan assets

The Gorman-Rupp Company	Common Stock	$1,118,688		$1,118,688
			$957,113	522,162	$957,113	$434,951

There were no category (i), (ii), or (iv) reportable transactions during the year ended December 31, 2004.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE GORMAN-RUPP COMPANY 401 (k) PLAN

	BY:	The Gorman-Rupp Company, as Plan Administrator

Date: June 28, 2005	BY:	/s/ JEFFREY S. GORMAN Jeffrey S. Gorman, Committee Member

Date: June 28, 2005	BY:	/s/ ROBERT E. KIRKENDALL

Robert E. Kirkendall, Committee Member

Date: June 28, 2005	BY:	/s/ JUDITH L. SOVINE

Judith S. Sovine, Committee Member

Date: June 28, 2005	BY:	/s/ DAVID P. EMMENS

David P. Emmens, Committee Member

EXHIBIT INDEX

		Pagination
Exhibit		Sequential
Number	Description	Numbering System
*****************************************************************************************************
23	Consent of Independent Registered	15
	Public Accounting Firm